*FOIA Confidential Treatment Request* Confidential Treatment Requested by Datadog, Inc. in connection with Registration Statement on Form S-1 filed on August 23, 2019

NICOLE C. BROOKSHIRE +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 29, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief

Edwin Kim, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Eiko Yaoita Pyles, Staff Accountant

RE:	Datadog, Inc.

Registration Statement on Form S-1

Filed on August 23, 2019

File No. 333-233428

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s Class A common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-233428), filed with the Commission on August 23, 2019 (the “Registration Statement”). This letter supplements the Company’s response (the “Prior Response”) to comment number 17 received from the Staff by letter dated July 10, 2019, relating to the Company’s Draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on June 13, 2019, and amended on July 30, 2019 and August 14, 2019. The Prior Response set forth a breakdown of all stock options granted by the Company in fiscal 2019 through the date of the Prior Response as well as the fair value of the underlying common stock used to value such awards, as determined by the Company’s board of directors (the “Board”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (617) 937-2357 rather than rely on the U.S. mail for such notice.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission August 29, 2019 Page Two

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary IPO Price Range”) for its IPO, which takes into account a proposed [***]-for-1 forward stock split of the Company’s capital stock (the “Stock Split”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from representatives of the lead underwriters, including discussions that took place during the Company’s August 23, 2019 Board meeting. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date using the Black-Scholes option-pricing model. As described in the Registration Statement, this model requires the input of highly subjective assumptions, including the fair value of the underlying common stock. The Prior Response set forth a breakdown of all stock options granted by the Company in fiscal 2019 through the date of the Prior Response as well as the fair value of the underlying common stock used to value such awards, as determined by the Board.

An updated summary of stock options granted by the Company in fiscal 2019 is set forth below, after giving effect to the Stock Split and including awards through the date of this letter:

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price Per Share of Common Stock	Retrospective Valuation Estimated Fair Value Per Share of Common Stock for Financial Reporting Purposes
January 29, 2019	[***]	$[***]	$[***]
February 8, 2019	[***]	$[***]	$[***]
April 12, 2019	[***]	$[***]	$[***]
May 2, 2019	[***]	$[***]	$[***]
June 12, 2019	[***]	$[***]	$[***]
June 28, 2019	[***]	$[***]	$[***]
July 19, 2019	[***]	$[***]	$[***]
August 20, 2019	[***]	$[***]	$[***]

The Company respectfully refers the Staff to the Prior Response for a discussion of the determination of the fair market value per share of the Company’s common stock for financial reporting purposes by the Board for fiscal 2019 through June 28, 2019, including a full description of the valuation methods used, including the probability-weighted expected return method (“PWERM”), the Option Pricing Method (“OPM”) and the Guideline Public Company Method (“GPCM”), and the other key considerations of the Board. A discussion of the determinations for the July and August 2019 option grants is set forth below.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission August 29, 2019 Page Three

July and August 2019 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of June 30, 2019, which determined a fair value of $[***] per share (the “June 2019 Valuation Report”), after giving effect to the Stock Split. Applying the PWERM method, the value per share of common stock was determined by weighting a possible IPO scenario, using the GPCM, and a non-IPO scenario, using the OPM valuation, at 70% and 30%, respectively. Using a hybrid of the income approach and the market approach to determine an enterprise value, the June 2019 Valuation Report utilized the OPM as the principal equity allocation method to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock. In addition, the June 2019 Valuation Report then applied a 7% and 22.5% discount for lack of marketability (“DLOM”) for the IPO scenario under PWERM and OPM valuation, respectively. The DLOM applied to the IPO scenario under PWERM decreased relative to the May 2019 Valuation Report (as set forth in the Prior Response) as a function of time to a potential IPO decreasing.

The Company believes the probability of an IPO scenario increased due to the following significant factors, which contributed to the increase in the fair value of its common stock between the May 2019 Valuation Report and the June 2019 Valuation Report: (1) the Company confidentially filed a draft registration statement for an IPO with the SEC; and (2) a potential timeline for an IPO was established.

On July 19, 2019 and August 20, 2019, with the June 2019 Valuation Report taken into consideration, the Board determined that the fair value of the Company’s common stock was $[***] per share and granted options to purchase [***] shares and [***] shares of common stock, with an exercise price of $[***] per share (in each case, after giving effect to the Stock Split).

For financial reporting purposes in connection with the current IPO process and due to the proximity of the July and August 2019 Grants to the determination of the Preliminary IPO Price Range, the Company then retrospectively assessed the fair value of the Company’s common stock in connection with such grants using a straight-line methodology from the June 2019 Valuation Report through the midpoint of the Preliminary IPO Price Range, and determined a deemed fair value per share for financial accounting purposes of $[***] and $[***], respectively (after giving effect to the Stock Split). See the column titled “Retrospective Valuation Estimated Fair Value Per Share of Common Stock for Financial Reporting Purposes” in the table above. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during the period between valuation dates that would have caused a material change in fair value at the grant date.

Based on this estimated retrospective valuation, the Company will revise the subsequent events footnote in an amendment to its Registration Statement to reflect that the aggregate amount of stock-based compensation expense for those awards issued after June 30, 2019, which is expected to be recognized over a weighted-average requisite service period of four years, is approximately $[***].

In addition, for purposes of illustration to the Staff, the Company performed a sensitivity analysis of its historical retrospective valuations in light of the Preliminary IPO Price Range. The reassessed retrospective valuations applied a straight-line methodology to interpolate estimated fair values based on an assumed fair value of the Company’s common stock of $[***] per share at August 20, 2019, which is equal to [***]% of the midpoint of the Preliminary IPO Price Range. The Company believes a [***]% discount to the midpoint of the Preliminary IPO Price Range is appropriate in light of the inherent uncertainty of the Company completing its IPO as of such date. Consistent with the Company’s retrospective valuations described above, the Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during the period between valuation dates that would have caused a material change in fair value at the grant date. The Company’s sensitivity analysis based on these reassessed retrospective valuations is set forth in Exhibit A.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission August 29, 2019 Page Four

The Company has determined that the values resulting from the reassessed retrospective valuations are not quantitatively or qualitatively material to the prior reported periods. The Company estimates that the aggregate incremental amount of stock-based compensation expense for those awards issued between January and June 2019 as a result of the reassessed retrospective valuations would be less than [***]% of the Company’s net loss before income taxes for the prior reported periods, as set forth in Exhibit A. For the Staff’s reference, the Company has also set forth in Exhibit A the impact that the reassessed retrospective valuations would have on the Company’s cost of revenue and operating expenses for such periods, which the Company has also determined is not material. As a result of this analysis, the Company has not elected to further reassess the fair values of the stock options granted from January 2019 through June 2019.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share (after giving effect to the Stock Split). The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board and representatives of the lead underwriters, that took place on August 23, 2019. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.

The primary factors that account for the increase of the Preliminary IPO Price Range over the July 19, 2019 and August 20, 2019 estimated fair value were:

•

Valuation Methodology. The valuation methodology applied to the Preliminary IPO Price Range assumes a successful IPO in September 2019 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary IPO Price Range effectively weighs a near-term IPO outcome at 100%. In addition, it assumes that a public market for the Company’s Class A common stock has been created, thereby excluding any marketability or illiquidity discount for the Company’s common stock. In contrast, the June 2019 Valuation Report, appropriately applied a weighting of 70% toward an IPO scenario and a DLOM of 7%, due to the possibility that the Company would not complete an IPO. Further, the June 2019 Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO.

Further, the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary IPO Price Range assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

Lastly, given the proximity to the completion of the IPO, the Preliminary IPO Price Range assumes a successful IPO, which would provide the Company with (1) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (2) access to the public company debt and equity markets, and (3) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission August 29, 2019 Page Five

•

Market Dynamics. The valuation considerations for estimating the Preliminary IPO Price Range were informed by current conditions in the U.S. equity markets, which are continuing to trade at healthy levels and near all-time highs, despite recent volatility spurred by corporate earnings, Federal Reserve rate pronouncements and global trade debates. A number of technology companies have either completed or made public filings for their IPOs, suggesting a potentially favorable market for companies similar to the Company in executing and completing IPOs.

Summary

The Company believes that the fair values determined for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. Based on the above analysis, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission August 29, 2019 Page Six

Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Eric Jensen, Cooley LLP

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

Exhibit A

Sensitivity Analysis

	Estimated Fair Value	Black Scholes Value of Estimated Fair Value	Fair Value Based on Sensitivity Test	Black Scholes Value of Fair Value Based on Sensitivity Test	Difference Per Share	Difference Per Share / Post Black Scholes	Incremental Expense Based on Sensitivity
Grant Date							Q1 Reported	Q2 Reported	Q3* Estimated	Q4* Estimated	Fiscal 2019
1/29/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]
2/8/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]
4/12/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]
5/2/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]
6/12/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]
6/28/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]

						Total	$[***]	$[***]	$[***]	$[***]	$[***]

						Pre-tax loss (*estimated)	$[***]	$[***]†	$[***]	$[***]	$[***]

						% of pre-tax loss	[***]%	[***]%†	[***]%	[***]%	[***]%

†

Includes a $5.0 million non-cash benefit to operating income related to a release of a non-recurring, non-income tax liability, as further described in the Company’s Registration Statement. Adjusting for this benefit, the % of pre-tax loss would have been [***]%.

	Q1 Reported	Q1 Additions	% Change	Q2 Reported	Q2 Additions	% Change	Q3* Estimated	Q3 Additions	% Change	Q4* Estimated	Q4 Additions	% Change
Cost of Revenue	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
Research and development	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
Sales and marketing	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
General and administrative	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
Total	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83